UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549-1004

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission File Number 001-32686

VIACOM 401(k) PLAN

(Full title of the Plan)

VIACOM INC.

(Name of issuer of the securities held pursuant to the plan)

1515 Broadway

New York, NY 10036

(Address of principal executive offices)

VIACOM 401(k) PLAN

FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULE AND EXHIBIT

DECEMBER 31, 2016

INDEX

Page
Reports of Independent Registered Public Accounting Firms	1-2
Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2016 and 2015	3
Statement of Changes in Net Assets Available for Benefits for the Year ended December 31, 2016	4
Notes to Financial Statements	5
Schedule
Supplemental Schedule:
Schedule H, line 4i—Schedule of Assets (Held at End of Year)	S-1

All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974 are omitted as not applicable or not required.

Signatures	S-5

Exhibit:
23.1 Consent of Independent Registered Public Accounting Firm
23.2 Consent of Independent Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Retirement Committee of

Viacom 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of the Viacom 401(k) Plan (the “Plan”) as of December 31, 2016 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan, as of December 31, 2016, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year), together referred to as “supplemental information,” are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such supplemental information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplemental information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

The statement of net assets available for benefits of the Plan as of December 31, 2015 was audited by other auditors whose report dated June 22, 2016 expressed an unmodified opinion on the statement.

We have also audited the adjustment to the statement of net assets available for benefits as of December 31, 2015 to retrospectively apply the changes in reporting required by the retrospective application of the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Update (“ASU”) No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient, and ASU No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), as described in Note 2 to the financial statements. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review or apply any procedures to the financial statements of the Plan as of and for the year ended December 31, 2015 other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the financial statements of the Plan as of and for the year ended December 31, 2015 taken as a whole.

/s/ Marcum LLP

Melville, NY

June 28, 2017

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Viacom 401(k) Plan:

We have audited, before the effects of the adjustment to retrospectively apply the change in reporting described in Note 2 to the financial statements, the accompanying statements of net assets available for benefits of the Viacom 401(k) Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in reporting described in Note 2 to the financial statements and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by Marcum LLP.

The supplemental information in the accompanying schedule of assets held as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Viacom 401(k) Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Samet & Company PC

Chestnut Hill, Massachusetts

June 22, 2016

VIACOM 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

	December 31,
	2016	2015
ASSETS
Investments:
Investments at fair value	$1,033,107	$955,267
Fully benefit-responsive investment contracts at contract value	103,297	99,112

Total investments	1,136,404	1,054,379

Receivables:
Employee contributions	67	62
Employer contributions	3,203	3,001
Notes receivable from participants	12,112	12,171
Due from broker for securities sold	632	30
Investment income	407	616

Total receivables	16,421	15,880

Total assets	1,152,825	1,070,259

LIABILITIES
Accrued expenses and other liabilities	1,032	629
Due to broker for securities purchased	496	108

Total liabilities	1,528	737

Net assets available for benefits	$1,151,297	$1,069,522

See accompanying notes to financial statements.

VIACOM 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

Year Ended December 31, 2016
Additions to net assets attributed to:
Investment income:
Dividends	$4,626
Interest	2,214
Net appreciation in investments	67,029

Total investment income	73,869

Interest income on notes receivable from participants	513

Contributions:
Employee	57,353
Employer	43,363
Rollover	3,956

Total contributions	104,672

Total additions	179,054

Deductions from net assets attributed to:
Benefits paid to participants	94,934
Plan expenses	2,345

Total deductions	97,279

Net increase in net assets available for benefits	81,775
Net assets available for benefits, beginning of year	1,069,522

Net assets available for benefits, end of year	$1,151,297

See accompanying notes to financial statements.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

NOTE 1—PLAN DESCRIPTION

Viacom Inc. (“Viacom” or the “Company”) established the Viacom 401(k) Plan (the “Plan”), effective on January 1, 2006.

The following is a brief description of the Plan and is provided for general information only. Participants should refer to the Plan document and the Summary Plan Description made available to them for more complete information regarding the Plan. In the event of a conflict between the following description and the Plan document, the Plan document will control.

The Plan, sponsored by the Company, is a defined contribution plan offered to substantially all of the Company’s employees. The Plan is subject to the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Administration of the Plan is overseen by the Viacom Retirement Committee (“Plan Administrator”), the members of which are appointed under the Plan document. Members may also be added to or removed from the Retirement Committee by the Company’s Executive Vice President & Chief Administrative Officer.

JPMorgan Chase Bank, N.A., served as trustee and custodian of the Plan pursuant to the amended and restated Master Trust Agreement dated January 1, 2012. Effective as of the close of business on October 31, 2016, JPMorgan Chase Bank, N.A., was removed as trustee and as of November 1, 2016, Great-West Trust Company, LLC (“Great-West” or the “Trustee”) was appointed successor trustee of the Plan. Great-West serves as trustee pursuant to a Master Trust Agreement dated November 1, 2016 (“the Agreement”). Under the Agreement, Great-West has the power to appoint suitable custodians in its sole discretion. JPMorgan Chase Bank, N.A., remained custodian of the Plan’s assets through the close of business on February 20, 2017. Great-West appointed Mellon Bank, N.A., as custodian, and the Plan’s assets were transferred to Mellon Bank, N.A., as of February 21, 2017. Great-West Financial Retirement Plan Services, LLC (doing business as Empower Retirement (“Empower”)) is the recordkeeper for the Plan.

Related Party Transactions

Certain investments for the Plan are invested in funds managed by affiliates of the Trustee, and are considered a “party-in-interest” as such term is defined in ERISA. In addition, certain Plan investments are in shares of Class A and Class B common stock of the Company and qualify as a party-in-interest. The fair value of these investments was $42.2 million and $47.8 million at December 31, 2016 and 2015, respectively. For the year ended December 31, 2016, these investments depreciated $6.9 million, which is equal to the net of realized and unrealized gains and losses, and earned dividends of $1.4 million, which were reinvested into the Plan. During the year ended December 31, 2016, the Plan sold shares of Viacom Class A and Class B common stock for total proceeds of $7.5 million and purchased shares of Viacom Class B common stock at a cost of $8.8 million.

Eligibility

Eligible full-time employees may become participants in the Plan following the attainment of age 21. Eligible part-time employees generally participate in the Plan on the first of the month after attainment of age 21 and completion of one thousand hours of service within the consecutive twelve-month period beginning with their date of hire or within any plan year (January 1 through December 31) thereafter.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, applicable employer contributions, earnings or losses on the participant’s account and allocations of Plan administrative expenses. Allocations are based on participant earnings or losses, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the vested portion of the participant’s account.

Plan participants have the option of investing their contributions and existing account balances among twenty investment options. All investments are participant directed. These investment options include separately managed investment portfolios, common/collective trust funds, registered investment companies (mutual funds) and Viacom Class B common stock. Some plan participants are invested in Viacom Class A common stock, but that fund is closed to new investment. The securities held by these investment options are described in greater detail in Note 3.

Contributions

Participants are permitted to contribute up to 50% of annual eligible compensation, on a before-tax basis, subject to applicable Code limitations discussed below. Participants may also contribute eligible rollover amounts into the Plan.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

(Tabular dollars in thousands)

All eligible employees are deemed to have authorized the Company to make before-tax contributions to the Plan in an amount equal to 6% of the employee’s eligible compensation upon his or her date of hire. Deemed authorization takes effect on the first available payroll following the 30th day after the employee is sent notification he or she is eligible to participate in the Plan, unless the employee elects not to participate in the Plan or to participate at a different contribution rate. The Plan’s designated default investment is a target retirement date asset allocation fund.

The Code limited the amount of annual participant contributions that can be made on a before-tax basis to $18,000 for 2016. Compensation considered under the Plan based on Code limits could not exceed $265,000 for 2016. The Code also limited annual aggregate participant and employer contributions to the lesser of $53,000 or 100% of compensation in 2016. In 2016, the Plan utilized a safe harbor design for compliance with the nondiscrimination requirements applicable to deferrals and matching contributions in accordance with the provisions of the Code.

Each participant who has attained age 50 before the close of the calendar year is eligible to make catch-up contributions if the participant made the maximum contribution permitted under the Plan for a plan year. The limit for catch-up contributions was $6,000 in 2016.

The employer matching contribution is equal to 100% of the first 1% and 80% of the next 5% of eligible compensation contributed and employer matching contributions are invested according to the participant’s investment elections. Catch-up contributions are not treated as matchable contributions except when required by law. A match true-up contribution may be made at the end of the plan year to ensure participants receive the full Company match.

In 2016, the Company’s discretionary annual employer profit sharing contribution equaled 0.75% of eligible compensation. In future years the Company may make a lower or higher contribution (not anticipated to be in excess of 3% of eligible compensation) or no contribution at all depending on circumstances. Company profit-sharing contributions are discretionary, meaning they are not guaranteed and may not be made in any given year. Participants were required to be employed on the last day of the Company’s fiscal year 2016 and meet all other eligibility requirements in order to receive the profit-sharing contribution.

Vesting

Participants in the Plan are immediately vested in their own contributions and earnings thereon. Employer matching and profit sharing contributions (“employer contributions”) vest at 100% after two years of service. Transition rules apply to participants of plans that were merged into the Plan.

Forfeitures

If participants terminate employment prior to being vested in their employer contributions, upon distribution of the vested portion of their accounts, or, if earlier, a five-year break in service, the non-vested portion of their account is forfeited. Forfeitures may be used for future employer contributions and/or to pay administrative expenses. As of December 31, 2016, the Company had forfeitures, including interest earned on such amounts, of approximately $1.4 million. As of December 31, 2015, the Company had forfeitures of approximately $0.8 million. In 2016, employer contributions of approximately $1.0 million were forfeited, and the Company utilized forfeitures of approximately $0.4 million to pay administrative expenses.

Notes receivable from participants

Participants may request a loan of up to the lesser of 50% of the participant’s vested account balance or $50,000, reduced by the highest outstanding balance of any Plan loan made to the participant during the twelve-month period ending on the day before the loan is made. The minimum loan available to a participant is $500. The interest rate on participant loans is currently one percentage point above the annual prime commercial rate (as published in The Wall Street Journal) on the first day of the calendar month in which the loan is approved, with principal and interest payable not less than quarterly through payroll deductions. Only one loan may be outstanding at any time. Participants may elect repayment periods from 12 to 60 months commencing as soon as administratively possible following the issuance of the loan. The Plan allows participants to elect a repayment period of up to 300 months for loans used for the acquisition of a principal residence. Repayments of loan principal and interest are allocated in accordance with the participant’s then current investment elections. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

(Tabular dollars in thousands)

Included in the Statements of Net Assets Available for Benefits are Notes receivable from participants of $12.1 million and $12.2 million as of December 31, 2016 and 2015, respectively, which carried interest rates ranging from 3.25% to 9.5%.

Payment of Benefits and Hardship Withdrawals

Earnings on both employee and employer contributions are not subject to income tax until they are distributed or withdrawn from the Plan.

Participants in the Plan, or their beneficiaries, may receive their vested account balances in a lump sum or in installments in the event of termination of employment, long-term disability or death. A participant must commence receiving required minimum distributions no later than the April 1st after the year in which the participant attains age 70 1/2 unless he/she is still employed. Installment payments to beneficiaries are available only if the participant was receiving installment payments at the time of death.

Participants in the Plan may withdraw certain eligible contributions at any time. Upon attainment of age 59 1/2, participants may withdraw all or part of their vested account. The Plan limits participants to a maximum of two non-hardship withdrawals in each plan year.

The Plan also provides for financial hardship withdrawals, in accordance with applicable sections of the Code. A participant may obtain a financial hardship withdrawal of the employee’s before-tax contributions provided that the requirements for financial hardship are met and only to the extent required to relieve such hardship. Additionally, the vested portion of employer matching contributions through December 31, 2009, any vested profit-sharing contributions and certain predecessor plan contributions may be used toward a financial hardship withdrawal. There is no restriction on the number of hardship withdrawals permitted. Participants who take a hardship withdrawal are suspended from making employee contributions to the Plan for 6 months.

When a participant terminates employment with the Company, the full value of the employee contributions and earnings thereon plus the value of all vested employer contributions and earnings thereon can be rolled over to a tax qualified retirement plan or an Individual Retirement Account or remain in the Plan rather than being distributed. If the vested account balance is $1,000 or less and the participant does not make an election to roll over the vested balance, it will be automatically paid in a single lump sum cash payment and taxes will be withheld from the distribution.

Plan Expenses

The Plan document permits Plan expenses to be paid from Plan forfeitures, from participant accounts or by the Company. The fees for investment of Plan assets are charged to the Plan’s investment funds, as reflected in the net asset value of the fund. Certain administrative expenses, such as legal, accounting, recordkeeping, trustee and custodian fees, may be paid by the Plan using forfeitures as described above or may be paid by the Company. Recordkeeping, trustee and custodian fees may also be paid from participant accounts. For 2016, $0.5 million was paid to Empower for plan administration services, which included recordkeeping, trustee and custodian fees.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are prepared on the accrual basis of accounting.

Recent Accounting Pronouncements

In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (ASU) No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient. This three part standard simplifies employee benefit plan reporting with respect to fully benefit-responsive investment contracts and plan disclosures, and provides for a measurement-date practical expedient. Parts I and II are effective retrospectively for the Plan year ended December 31, 2016. Part III does not apply to the Plan. The Plan’s financial statements and disclosures contained herein incorporate the new guidance.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

(Tabular dollars in thousands)

In May 2015, the FASB issued ASU No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under ASC 820. This ASU is effective for the Plan retrospectively for the year ended December 31, 2016. The Plan’s financial statements and disclosures contained herein incorporate the new guidance.

Investment Valuation and Income Recognition

Investments are reported at fair value except for fully benefit-responsive investment contracts, which are recorded at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s valuation policies utilize information provided by the investment advisors, custodian, and insurance companies. See Note 3 for discussion of fair value measurements. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan. See Note 8 for discussion of the fully benefit-responsive investment contracts.

Purchases and sales of securities are recorded on the trade date. The average cost basis is used to determine gains or losses on dispositions of securities.

Interest income is accrued as earned and dividend income is recorded on the ex-dividend date.

Included in the Statement of Changes in Net Assets Available for Benefits is the net appreciation/(depreciation) in the fair value of the Plan’s investments, which includes the gains and losses on investments bought and sold, as well as held, during the year.

Notes Receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 or 2015.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan’s management to make estimates, judgments and assumptions, such as those regarding the fair value of investments, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Estimates are based on past experience and other considerations reasonable under the circumstances. Actual results could differ from those estimates.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

(Tabular dollars in thousands)

NOTE 3—FAIR VALUE MEASUREMENTS AND INCOME RECOGNITION

Fair Value Measurements and Income Recognition

The FASB provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). The three levels of the fair value hierarchy under the FASB guidance are described as follows:

•	Level 1— Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•	Level 2— Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3— Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodology used for assets measured at fair value including the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Common Stocks: Common stocks are reported at fair value based on quoted market prices on national securities exchanges. All common stocks are classified within level 1 of the valuation hierarchy.

Registered Investment Companies (Mutual Funds): Investments in registered investment companies are stated at the respective fund’s NAV, which is determined based on market values at the closing price on the last business day of the year. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

U.S. Government Securities: Short-term money market obligations are valued at $1.00 per share and are classified within level 2 of the valuation hierarchy.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

(Tabular dollars in thousands)

The following tables set forth, by level within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2016 and 2015, respectively. There were no transfers between Level 1 and Level 2 investments in 2016. The Plan has no investments classified within level 3 of the valuation hierarchy.

	Investments at Fair Value as of December 31, 2016
	Quoted Prices In Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Total
Common Stock	$211,190	$—	$211,190
Registered Investment Companies	20,667	—	20,667
U.S. Government Securities	—	8,512	8,512

Total Investments in the fair value hierarchy	$231,857	$8,512	$240,369

Investments measured at net asset value: (a)
Common / Collective Trust Funds			792,738

Investments at fair value			$1,033,107

	Investments at Fair Value as of December 31, 2015
	Quoted Prices In Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Total
Common Stocks	$221,388	$—	$221,388
Registered Investment Companies	17,193	—	17,193
U.S. Government Securities	—	8,990	8,990

Total Investments in the fair value hierarchy	$238,581	$8,990	$247,571

Investments measured at net asset value: (a)
Common / Collective Trust Funds			707,696

Investments at fair value			$955,267

(a)	In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

(Tabular dollars in thousands)

Investments Measured Using the Net Asset Value per Share Practical Expedient

The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2016 and 2015, respectively. There are no restrictions on participant redemptions for these investments; the redemption notice period is applicable only to the Plan.

December 31, 2016	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
JPM Target Date Funds	$303,279	n/a	Daily	2 months
Blackrock Equity Index Fund	204,062	n/a	Daily	1 month
Blackrock Russell 2500 Index Fund	91,498	n/a	Daily	1 month
Blackrock US Debt Index Fund	79,030	n/a	Daily	1 month
Blackrock MSCI ACWI	50,346	n/a	Daily	1 month
The Collective Pzena Fund	34,557	n/a	Daily	15 days
Mawer International Fund	29,966	n/a	Daily	10 days

Total Common/Collective Trust Funds	$792,738

December 31, 2015	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
JPM Target Date Funds	$262,944	n/a	Daily	2 months
Blackrock Equity Index Fund	184,508	n/a	Daily	1 month
Blackrock Russell 2500 Index Fund	80,117	n/a	Daily	1 month
Blackrock US Debt Index Fund	73,185	n/a	Daily	1 month
Vontobel International Fund	68,933	n/a	Daily	1 month
Blackrock MSCI ACWI	38,009	n/a	Daily	1 month

Total Common/Collective Trust Funds	$707,696

NOTE 4—RISKS AND UNCERTAINTIES

The Plan provides for various investment options that, along with the underlying securities, are exposed to various risks such as market, interest rate, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of such securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE 5—TAX STATUS

On May 14, 2014, the Plan received a determination from the Internal Revenue Service (“IRS”) that the Plan satisfies the requirements of Section 401(a) of the Code and that the trust thereunder is exempt from federal income taxes under the provisions of Section 501(a) of the Code. Certain amendments have been made to the Plan since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code.

As of December 31, 2016, there were no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax year in progress.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

(Tabular dollars in thousands)

NOTE 6—PLAN TERMINATION

Although the Company anticipates that the Plan will continue indefinitely, it reserves the right by action of the Viacom Board of Directors or Retirement Committee to amend or terminate the Plan provided that such action does not retroactively reduce earned participant benefits. In the event of Plan termination, participants would become fully vested. Upon termination, the Plan provides that the net assets of the Plan would be distributed to participants based on their respective account balances.

NOTE 7—INVESTMENT IN FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS

The Plan holds a portfolio of synthetic guaranteed investment contracts (“GICs”). These contracts meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value. Contract value is the relevant measure of fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant’s withdrawals and administrative expenses. The GICs had a contract value of $103.3 million and $99.1 million at December 31, 2016 and 2015, respectively.

The Plan invests in investment contracts through the INVESCO Fund (the “Fund”). The Fund invests primarily in fully benefit-responsive investment contracts in a wrapper contract structure (also known as synthetic GICs). In a wrapper contract structure, the underlying investments are owned by the Fund and held in trust for plan participants and are of high quality fixed income securities or investment funds. The Fund purchases a wrapper contract from an insurance company or bank. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments; typically over the expected duration of the investment through adjustments to the future interest crediting rate (which is the rate earned by participants in the fund for the underlying investments which resets on a monthly basis). The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest.

The key factors that influence future interest crediting rates for a wrapper contract include: the level of market interest rates, the amount and timing of participant activity into/out of the wrapper contract, the investment returns generated by the fixed income investments that back the wrapper contract, and the duration of the underlying investments backing the wrapper contract.

Changes in market interest rates affect the yield to maturity and the market value of the underlying investments; therefore, they can have a material impact on the wrapper contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest credit rating. All wrapper contracts provide for a minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero. This ensures that participants’ principal and accrued interest are protected.

Certain events might limit the ability of the Plan to transact at contract value with the contract issuer. These events may be different under each contract. Examples of such events include (1) the Plan’s failure to qualify under Section 401(a) of the Code or the failure of the trust to be tax-exempt under Section 501(a) of the Code, (2) premature termination of the contracts, (3) Plan termination or merger, (4) changes to the Plan prohibition on competing investment options, and (5) bankruptcy of the plan sponsor or other plan sponsor events. No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the participants.

In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from the contract value. Those events may be different under each contract. Examples of such events include (1) an uncured violation of the Plan investment guidelines, (2) a breach of material obligation under the contract, (3) a material misrepresentation, and (4) a material amendment to the agreements without the consent of the issuer.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

(Tabular dollars in thousands)

NOTE 8—RECONCILIATION OF FINANCIAL STATEMENTS TO IRS FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	At December 31,
	2016	2015
Net assets available for benefits per the financial statements	$1,151,297	$1,069,522
Adjustment from fair value to contract value for fully benefit responsive investment contracts (prior year only)		1,765
Amounts allocated to withdrawing participants	(665)	(111)
Deemed distribution of participant loans	(355)	(294)

Net assets available for benefits per the Form 5500	$1,150,277	$1,070,882

The following is a reconciliation of benefits paid to participants as reflected in the financial statements to the Form 5500:

Year Ended December 31, 2016
Benefits paid to participants per the financial statements	$94,934
Add: Amounts allocated to withdrawing participants at December 31, 2016	665
Less: Amounts allocated to withdrawing participants at December 31, 2015	(111)
Deemed loan offsets	18

Benefits paid to participants per the Form 5500	$95,506

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that were processed and approved for payment before year-end, but were not yet paid as of that date.

The following is a reconciliation of net increase/(decrease) in net assets available for benefits per the financial statements to the Form 5500:

Year Ended December 31, 2016
Net increase in net assets available for benefits per the financial statements	$81,775
Amounts allocated to withdrawing participants at December 31, 2016	(665)
Amounts allocated to withdrawing participants at December 31, 2015	111
Deemed loan offsets	(18)
Deemed distribution of participant loans	(43)

Net income per the Form 5500	$81,160

NOTE 9—SUBSEQUENT EVENTS

Subsequent events and transactions have been evaluated through the date the financial statements were available to be issued, and are incorporated herein as applicable.

VIACOM 401(k) PLAN

SCHEDULE H, LINE 4i –SCHEDULE OF ASSETS (HELD AT END OF YEAR)

PN: 002 / EIN: 20-3515052

DECEMBER 31, 2016

(In thousands)

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost(1)	Current Value
Common Stocks:
ABBVIE INC COMMON STOCK			$532
ALBANY INTERNATIONAL			726
ALBEMARLE CORP COMMON			712
ALPHABET INC COMMON			2,894
ALPHABET INC COMMON			2,959
AMAZON.COM INC COMMON			1,937
AMERIS BANCORP COMMON			864
ANALOG DEVICES INC			784
ANTHEM INC COMMON STOCK			1,625
APOGEE ENTERPRISES INC.			348
APPLE INC COMMON STOCK			5,833
APPLIED MATERIALS INC.			891
ATMOST ENERGY CORP COMMON			215
AVERY DENNISON CORP			358
BP PLC ADR USD			1,409
BANK OF AMERICA CORP			3,850
BARCLAYS PLC ADR USD			1,680
BED BATH & BEYOND INC			695
BIO-RAD LABORATORIES INC			1,702
BIOGEN INC COMMON STOCK			369
BOISE CASCADE CO COMMON			598
BRANDYWINE REALTY TRUST			892
BRUKER CORP COMMON STOCK			423
CBS CORP COMMON STOCK			299
CIGNA CORP COMMON STOCK			2,028
CIT GROUP INC COMMON			646
CME GROUP INC COMMON			813
CSX CORP COMMON STOCK			808
CABOT OIL & GAS CORP			1,581
CALATLANTIC GROUP INC.			634
CAPITAL BANK FINANCIAL			942
CATERPILLAR INC COMMON			1,326
CELEGENE CORP COMMON			1,318
CITIGROUP INC COMMON			3,625
CITIZENS FINANCIAL GROUP			802
COHERENT INC COMMON			1,092
DR HORTON INC COMMON			1,998
DEERE & CO COMMON STOCK			618
DELTA AIR LINES INC			1,286
DELTIC TIMBER CORP			426
DEXCOM INC COMMON STOCK			703
DIAMONDBACK ENERGY INC			1,104
DOLLAR TREE INC COMMON			749
EBAY INC COMMON STOCK			959
EDWARDS LIFESCIENCES			1,360
ELECTRONICS FOR IMAGING			1,005
ENERSYS COMMON STOCK USD			1,049
EURONET WORLDWIDE INC.			345
FACEBOOK INC COMMON			1,712

VIACOM 401(k) PLAN

SCHEDULE H, LINE 4i –SCHEDULE OF ASSETS (HELD AT END OF YEAR) (Continued)

PN: 002 / EIN: 20-3515052

DECEMBER 31, 2016

(In thousands)

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost(1)	Current Value
FEDEX CORP COMMON STOCK			$1,376
FIDELTY NATIONAL			898
FIFTH THIRD BANCORP			2,662
FLEETCOR TECHNOLOGIES			1,201
FORESTAR GROUP INC			1,015
FRED’S INC COMMON STOCK			748
GENERAL ELECTRIC CO			521
GENUINE PARTS CO COMMON			1,108
PH GLATFELTER CO COMMON			454
GOLDMAN SACHS GROUP			1,485
GREAT PLAINS ENERGY INC			388
HALLIBURTON CO COMMON			449
HARLEY-DAVIDSON INC.			402
HAVERTY FURNITURE COS			1,322
HERITAGE FINANCIAL			830
HONDA MOTOR CO LTD ADR			832
INTEL CORP COMMON STOCK			2,517
INTER PARFUMS INC COMMON			509
INTUITIVE SURGICAL INC.			1,195
JPMORGAN CHASE & CO			3,659
JOHNSON & COMMON			2,189
KELLOGG CO COMMON STOCK			660
KRAFT HEINZ CO/THE			1,083
L-3 COMMUNICATIONS			487
LA-Z-BOY INC COMMON			824
LAM RESEARCH CORP COMMON			1,388
LATTICE SEMICONDUCTOR			1,225
LENNAR CORP COMMON STOCK			1,129
LINCOLN NATIONAL CORP			974
LUMENTUM HOLDINGS INC			212
MARTEN TRANSPORT LTD			175
MASCO CORP COMMON STOCK			1,132
MASTERCARD INC COMMON			1,689
MATERION CORP COMMON			1,017
MERCK & CO INC COMMON			2,302
MERITAGE HOMES CORP			699
METLIFE INC COMMON STOCK			1,072
MICROSOFT CORP COMMON			5,916
MICRON TECHNOLOGY INC.			905
MICROSEMI CORP COMMON			591
MITEL NETWORKS CORP			1,654
NETFLIX INC COMMON STOCK			919
NEWELL BRANDS INC.			880
NEWFIELD EXPLORATION CO			1,149
NORDSTROM INC COMMON			527
OMNICOM GROUP INC COMMON			2,221
ORBITAL ATK INC COMMON			917
PDC ENERGY INC COMMON			974
PACWEST BANCORP COMMON			1,179
PANERA BREAD CO COMMON.			804

VIACOM 401(k) PLAN

SCHEDULE H, LINE 4i –SCHEDULE OF ASSETS (HELD AT END OF YEAR) (Continued)

PN: 002 / EIN: 20-3515052

DECEMBER 31, 2016

(In thousands)

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost(1)	Current Value
PFIZER INC COMMON STOCK			$2,163
PINNACLE FOODS INC			337
PIONEER NATURAL			1,157
PRICELINE GROUP INC / THE			869
PROCTER & GAMBLE CO/THE			1,516
PRIVATEBANCORP INC.			891
PRUDENTIAL FINANCIAL INC			697
QORVO INC COMMON STOCK			620
RAMCO-GERSHENSON			1,088
RANGE RESOURCES CORP			2,007
RAYTHEON CO COMMON STOCK			1,789
REINSURANCE GROUP OF			571
ROCHE HOLDING AG ADR USD			613
S&P GLOBAL INC COMMON			785
SVB FINANCIAL GROUP			217
JOHN B SANFILIPPO & SON			881
CHARLES SCHWAD CORP/THE			608
STANLEY BLACK & DECKER			493
SYNERGY RESOURCES CORP			789
SYNCHRONY FINANCIAL			451
TJX COS INC/THE COMMON			1,491
TRI POINTE GROUP INC			1,009
TAIWAN SEMICONDUCTOR			2,746
TAYLOR MORRISON HOME			977
TERADYNE INC COMMON			631
TEXAS CAPITAL BANCSHARES			224
THERMO FISHER SCIENFITIC			1,245
TREEHOUSE FOODS INC			1,076
ULTA BEAUTY INC COMMON			1,753
UNITEDHEALTH GROUP INC.			2,529
UNIVERSAL ELECTRONICS.			844
VANTIV INC COMMON STOCK.			620
* VIACOM INC CLASS A COMMON STOCK			262
* VIACOM INC CLASS B COMMON STOCK			41,931
VISA INC COMMON STOCK			1,691
WESTERN ALLIANCE BANCORP			1,179
WOODWARD INC COMMON			415
WYNN RESORTS LTD COMMON			798
ARRIS INTERNATIONAL PLC			369
AXIS CAPITAL HOLDINGS			1,131
BANK OF NT BUTTERFIELD &			700
DELPHI AUTOMATIVE PLC			1,798
MEDTRONIC PLC COMMON			1,688
XL GROUP LTD COMMON			435
NXP SEMICONDUCTORS NV			990
ROYAL CARIBBEAN CRUISES			1,165
BROADCOM LTD COMMON			963

Total Common Stocks			$211,190

VIACOM 401(k) PLAN

SCHEDULE H, LINE 4i –SCHEDULE OF ASSETS (HELD AT END OF YEAR) (Continued)

PN: 002 / EIN: 20-3515052

DECEMBER 31, 2016

(In thousands)

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost(1)	Current Value
Registered Investment Companies:
Metropolitan West Total Return Bond Fund			5,136
Vanguard FTSE Social Index Fund			15,531

Total Registered Investment Companies			$20,667

Common/Collective Trusts:
Blackrock Equity Index Fund			204,062
Blackrock MSCI ACWI Fund			50,346
Blackrock US Debt Index Fund			79,030
Blackrock Russell 2500 Index Fund			91,498
The Collective Pzena Fund			34,557
Mawer International Fund			29,966
* JPMorgan Chase Smartretirement 2015 Fund			4,275
* JPMorgan Chase Smartretirement 2020 Fund			12,575
* JPMorgan Chase Smartretirement 2025 Fund			29,353
* JPMorgan Chase Smartretirement 2030 Fund			35,320
* JPMorgan Chase Smartretirement 2035 Fund			54,238
* JPMorgan Chase Smartretirement 2040 Fund			58,728
* JPMorgan Chase Smartretirement 2045 Fund			55,289
* JPMorgan Chase Smartretirement 2050 Fund			50,241
* JPMorgan Chase Smartretirement Income Fund			3,260

Total Common/Collective Trusts			$792,738

U.S. Government Securities:

* JP Morgan U.S. Government Fund			$8,512

Synthetic Guaranteed Investment Contracts:
Voya Retirement & Annuity- Contract #60125			19,647
Transamerica- Contract #MDA00730TR			25,067
Pacific Life Ins-Contract #G-27279.01.0001			15,638
Prudential Ins Co-Contract #GA-63010			21,392
RGA-Contract #VIACM-1212-01			21,553

Total Synthetic Guaranteed Investment Contracts			$103,297

Subtotal of Investments			$1,136,404

Notes Receivable from Participants	Participant loans with interest rates ranging from 4.25% to 9.5% maturing through 2041.		$12,112

Grand Total			$1,148,516

*	Party-in-interest to the Plan
(1)	Cost information is not required for non-participant directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VIACOM 401(k) PLAN

Date: June 28, 2017	By:	/s/ ROSARIA SASSO
Rosaria Sasso
Member of the Viacom Retirement Committee

VIACOM INC.

	By:	/s/ KATHERINE GILL-CHAREST
Katherine Gill-Charest
Senior Vice President, Controller
Chief Accounting Officer